Exhibit 99.2

RETALIX LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
AND
PROXY STATEMENT

        Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “Meeting”) of Retalix Ltd. (the “Company”) will be held on July 29, 2009 at 10:00 a.m. (Israel time), at the offices of the Company, 10 Zarhin Street, Ra’anana, Israel, for the following purpose:

        To elect Mr. Gur Shomron as an external director for a period of three years.

        Shareholders of record at the close of business on June 29, 2009, are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

        Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return such document promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. If a shareholder’s shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, such shareholder should deliver or mail (via registered mail) his, her or its completed proxy to the offices of the Company at 10 Zarhin Street, Ra’anana, Israel, Attention: Director of Investor Relations, together with a proof of ownership (ishur baalut), as of the record date, issued by his, her or its broker. Proxies must be received by the Company at least 48 hours prior to the time fixed for the Meeting, unless otherwise decided by our Board of Directors. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

        Joint holders of shares should take note that, pursuant to Article 26(d) of the Articles of Association of the Company, the vote of the senior of joint holders of any shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company’s Register of Members.

By Order of the Board of Directors, Barry Shaked Chief Executive Officer and President

Dated: June 24, 2009

RETALIX LTD.
10 Zarhin Street, Ra’anana, Israel

PROXY STATEMENT

        This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 1.00 nominal value (the “Ordinary Shares”), of Retalix Ltd. (“Retalix” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Extraordinary General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders and Proxy Statement. The Meeting will be held on July 29, 2009 at 10:00 a.m. (Israel time), at the offices of the Company, 10 Zarhin Street, Ra’anana, Israel.

        The agenda of the Extraordinary General Meeting is to elect Mr. Gur Shomron as an external director for a period of three years.

        The Company currently is not aware of any other matters which will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

        Shareholders may elect to vote their shares once, either by attending the meeting in person or by a duly executed proxy as detailed below.

        A form of proxy for use at the Meeting and a return envelope for the proxy is also enclosed. Proxies must be received by the Company at least 48 hours prior to the time fixed for the Meeting, unless otherwise decided by our Board of Directors. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and timely received, will be voted in favor of all the matters to be presented to the Meeting, as described above.

        On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

        Proxies for use at the Meeting are being made available by the Board of Directors of the Company. Only Shareholders of record at the close of business on June 29, 2009 will be entitled to vote at the Meeting. Proxies are being mailed to U.S. shareholders whose names appear, on June 29, 2009, in the records of the Company, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

        The Company had outstanding on June 8, 2009, 20,406,363 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders conferring in the aggregate 25% of the outstanding Ordinary Shares, present in person, or by proxy entitled to vote, will constitute a quorum at the Meeting. If a quorum is not present by 10:30 a.m. on the date of the Meeting, the Meeting will stand adjourned to August 5, 2009, at the same time and place.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth, as of June 8, 2009, the number of shares owned beneficially by all shareholders known to the Company to own beneficially more than 5% of the Company’s shares. As of June 8, 2009, 20,406,363 of our ordinary shares were outstanding.

Name	Number of ordinary shares held	Percentage of utstanding ordinary shares (1)(2)

Ronex Holdings, Limited Partnership (3)(4)	3,253,367	15.9%
Migdal Insurance & Financial Holdings Ltd. (5)	1,685,990	8.3%
Prisma Investment House Ltd. (6)	1,469,119	7.2%
Barry Shaked (4)(7)	1,424,997	6.9%
Clal Insurance Enterprises Holdings Ltd. and affiliates (8)	1,274,492	6.2%
Brian Cooper (4)	751,485	3.7%

(1)	Unless otherwise indicated, each person named or included in the group has sole power to vote and sole power to direct the disposition of all shares listed as beneficially owned.

(2)	Amounts include shares that are not currently outstanding but are deemed beneficially owned because of the right to purchase them pursuant to options exercisable on June 8, 2009, or within 60 days thereafter. Pursuant to SEC rules, shares deemed beneficially owned by virtue of an individual’s right to purchase them are also treated as outstanding when calculating the percent of the class owned by such individual and when determining the percent owned by any group in which the individual is included.

(3)	This information is based solely on Schedule 13D/A filed with the SEC by Ronex Holdings, Limited partnership, and various affiliated FIMI private equity funds on February 12, 2009, and relates to their holdings of our shares as of December 31, 2008. In their initial Schedule 13D filed with the SEC on February 11, 2008, these parties reported beneficial ownership of 2,330,696 shares, constituting 11.7% of our outstanding shares. Based on the information provided in such Schedule 13D/A, the relevant members of the group are: Mr. Barry Shaked, Mr. Brian Cooper (Shaked and Cooper are referred to as the Founders, and their address is: c/o Retalix Ltd. 10 Zarhin Street, Ra’anana 43000, Israel), Ronex Holdings, Limited Partnership, Ronex Holdings Ltd., FIMI Opportunity 2005 Ltd., FIMI IV 2007 Ltd., FIMI Israel Opportunity Fund II, Limited Partnership, FIMI Opportunity II Fund, L.P., FIMI Israel Opportunity IV, Limited Partnership, and FIMI Opportunity IV, L.P., Ishay Davidi Management Ltd., Ishay Davidi Holdings Ltd. and Ishay Davidi. The address of the FIMI entities is: c/o FIMI IV 2007 Ltd., Rubinstein House, 37 Begin Road, Tel Aviv, Israel. The respective shared voting power of the entire group is: 5,429,849 shares.

(4)	Pursuant to the Shareholders Agreement, dated March 3, 2008, among Ronex, Barry Shaked and Brian Cooper, the parties agreed, among other things, to vote their respective ordinary shares for the election to our board of directors of four directors designated by Ronex and four directors designated by Messrs. Shaked and Cooper and two external directors, one of whom to be designated by Ronex and the other to be designated by Messrs. Shaked and Cooper. They also agreed to allow Ronex to designate the Chairman of the Board, subject to certain conditions. The parties to the Shareholders Agreement agreed to meet prior to each general meeting of shareholders and to attempt to reach a unified position with respect to principal issues on the agenda of each such meeting. The parties agreed to vote against any proposed changes to our articles of association which will conflict with the provisions of the Shareholders Agreement. The Shareholders Agreement also contains tag-along and bring-along rights. The foregoing is based upon the Schedule 13D/A filed by the parties on March 3, 2008. By virtue of the Shareholders Agreement, each of parties thereto may be deemed to beneficially own all the 5,429,849 ordinary shares held, as of June 8, 2009, by all such parties, representing approximately 26.1% of our outstanding shares (assuming the exercise of Mr. Shaked’s options referenced in footnote 7 below). Each party to the Shareholders Agreement has disclaimed beneficial ownership of shares held by any other party.

(5)	Consists of ordinary shares held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal, according to the following allocation: 833,405 ordinary shares are held by profit participating life assurance accounts; 1,191,349 ordinary shares are held by provident funds and companies that manage provident funds; and 28,232 ordinary shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. Consequently, Migdal does not admit that it is the beneficial owner of any such shares. Migdal is an Israeli public company, with a principal business address at 4 Efal Street, Petach Tikva, Israel. This information is based solely on a Schedule 13G filed with the SEC by Migdal on December 3, 2008, as updated by a letter sent to us by Migdal dated June 7, 2009.

(6)	This information is based solely on Schedule 13/D filed with the SEC by Prisma Investment House Ltd., on February 9, 2009, and relates to their holdings of our shares as of February 3, 2009. In its Schedule 13D filed with the SEC on February 14, 2008, Prisma reported beneficial ownership of 1,832,543 shares, constituting 9.1% of our outstanding shares.

(7)	Includes options to purchase up to 391,518 shares, held by Mr. Shaked, directly or indirectly, that were exercisable on June 8, 2009 or within 60 days thereafter.

(8)	Consists of (i) 992,523 ordinary shares held for members of the public through, among others, provident funds, mutual funds, pension funds, exchange traded funds and insurance policies, which are managed by subsidiaries of Clal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions and (ii) 281,969 ordinary shares beneficially held for Clal’s own account. Consequently, Clal does not admit that it beneficially owns such 992,523 ordinary shares and none of its affiliates admits that it is the beneficial owner of any of the foregoing shares. Clal, an Israeli public company, is a majority owned subsidiary of IDB Development Corporation Ltd., an Israeli public company, which in turn is a majority owned subsidiary of IDB Holding Corporation Ltd., an Israeli public company. These companies may be deemed to be controlled by Mr. Nochi Dankner, Mr.s Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat. Clal’s principal business address is 48 Menachem Begin Street, Tel Aviv, Israel. This information is based solely on a Schedule 13G filed with the SEC by Clal and affiliates thereof, on February 26, 2009.

ELECTION OF EXTERNAL DIRECTOR

        Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Companies Law to appoint at least two external directors. To qualify as an external director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the Company or its affiliates, as such terms are defined in the Companies Law. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director. For a period of two years from termination of an external director, the Company may not appoint such former external director as a director or employee of the Company or receive professional services from such former external director for compensation.

        Pursuant to the Companies Law, the external directors are required to be elected by the shareholders, for up to two three-year terms, subject to extension in certain limited situations. All of the external directors of a company must be members of its Audit Committee and each other committee of a company’s board of directors that is authorized to exercise powers of the board must include at least one external director.

        Dr. Zvi Lieber was elected as an external director in October 2008 and continues to serve a three-year term. The Company’s other external director, Mr. David Bresler, completed his three-year term on June 5, 2009.

        Our Audit Committee acting in the capacity our Nominating Committee has recommended the election of Mr. Gur Shomron as an external director for a term of three years. We have received a declaration from Mr. Shomron confirming that he qualifies as an external director under the Companies Law and as an independent director under the Nasdaq rules. Our Board of Directors has resolved that, if elected at the Meeting, Mr. Shomron will be a member of our Audit Committee as an “audit committee financial expert” under the SEC and Nasdaq rules.

        A brief biography of Mr. Gur Shomron is set forth below:

        Gur Shomron has served as the chairman of the board of directors and been in charge of strategy and investments at Fidelis Diagnostics Inc. since 2004.  Since 2007, he has also served as a director and has been in charge of business development at Tangent Logic Inc. From 2006 to 2007, he served as chief executive officer of Sobol Literary Enterprises, Inc. Mr. Shomron also serves as a director of Blue Phoenix Solutions Ltd. and of Arrayed Fiberoptics Corporation.

      Proposed Resolution

        It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Gur Shomron be elected to a three-year term as external director of the Company, effective immediately.”

      Vote Required

        Pursuant to the Companies Law, the election of an external director requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least one-third of the shares of non-controlling shareholders are voted in favor of the election of the external director or (ii) the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the outstanding voting power in the company.

        The Board of Directors recommends that the shareholders vote FOR approval of the foregoing resolution.

OTHER BUSINESS

        Management knows of no other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors, Barry Shaked Chief Executive Officer and President

Dated: June 24, 2009